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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

OPTIONS TALENT GROUP (Name of issuer)
Common Stock, par value $0.001 per share (Title of class of securities)
68400Y108 (CUSIP number)
Richard J. Walk 8454 Cotoneaster Drive Apt. 3D Ellicott City, Maryland 21043 Telephone (410) 461-7595 (Name, address and telephone number of person authorized to receive notices and communications)
Copy to:
Not applicable
January 31, 2002 (Date of event which requires filing of this statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

(Continued on following pages)

CUSIP No. 68400Y108	SCHEDULE 13D	Page 2 of 6 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
Richard J. Walk

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS*
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES	7	SOLE VOTING POWER 20,704,556
BENEFICIALLY
OWNED BY EACH	8	SHARED VOTING POWER 0
REPORTING PERSON
WITH	9	SOLE DISPOSITIVE POWER 20,704,556

	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
20,704,556

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
15.5%

14	TYPE OF REPORTING PERSON*
IN

Item 1. Security and Issuer.

        This Statement relates to the common stock, par value $0.001 per share ("Common Stock"), of Options Talent Group, a Nevada corporation (the "Company").

        The principal executive offices of the Company are located at 1801 Century Park East, 23rd Floor, Los Angeles, CA 90067.

Item 2. Identity and Background.

        (a)  This statement is filed by Richard J. Walk (the "Reporting Person").

        (b)  The address of the Reporting Person is 8454 Cotoneaster Drive, Apt. #3D, Ellicott City, Maryland 21043.

        (c)  The Reporting Person's principal occupation or employment is insurance. The principal business address of CBIZ Benefits and Insurance, the Reporting Persons' employer, is 645 Baltimore Annapolis Blvd., Severna Park, Maryland 21146.

        (d)  The Reporting Person has not during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

        (e)  The Reporting Person has not been during the past five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

        (f)    The Reporting Person is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration.

        On January 31, 2002, the Company acquired Options Talent, Inc. f/k/a eModel, Inc., a privately held Delaware corporation ("eModel"), through the merger of a newly formed subsidiary of the Company with and into eModel, with eModel surviving (the "Merger"). The holders of the common stock and warrants to purchase common stock of eModel received shares of Common Stock and convertible preferred stock of the Company as a result of the Merger. Richard J. Walk held 300,000 shares of non-voting common stock of eModel immediately prior to the Merger. Pursuant to the Merger, the Reporting Person received in exchange for his 300,000 shares of eModel common stock, 1,613,636 shares of Common Stock and 318,182 shares of the Company's Series C Convertible Preferred Stock ("Series C Preferred") convertible at any time into shares of Common Stock at a rate of 60 shares of Common Stock for each share of Series C Preferred.

Item 4. Purpose of the Transaction.

        The purpose of the acquisition of the shares of Common Stock and Series C Preferred by the Reporting Person was to effect the sale of eModel to the Company. The Reporting Person may make further purchases of Common Stock from time to time and may dispose of any or all of the shares of Common Stock or Series C Preferred held by it at any time.

        The Agreement and Plan of Merger executed with respect to the Merger includes provisions which may be deemed to result in the actions enumerated in Item 4 of the form of Schedule 13D. A description of such provisions are set forth below. Other than as set forth below, the Reporting Person is not aware of any plans or proposals which relate to or would result in any of the actions provided in Item 4 (a)-(j).

        (b), (c) and (f) As part of the Agreement and Plan of Merger executed by eModel and the Company with respect to the Merger, the Company has agreed to dispose of its operating subsidiaries which the Company is pursuing. Upon completion of such disposals, in the absence of any other changes, the operations of the Company would consist of the operations of eModel.

        (d)  The holders of the Series C Preferred have the ability to elect three of the five members of the Company's Board of Directors.

        (e)  Pursuant to the Merger, a total of 25,000,000 shares of Common Stock and 5,000,000 shares of Series C Preferred were newly issued by the Company.

        (g)  The Series C Preferred was designated in connection with the Merger, and the rights, preferences and other terms of the Series C Preferred would have the effect of impeding the acquisition of control of the Company by another person if the Reporting Person chose not to cooperate with such acquisition. Further, as described in more detail in Item 6 below, certain holders of Common Stock and Series C Preferred have given proxies to the Jefferson Trust which also would have the effect of impeding the acquisition of control of the Company by another person if the Reporting Person chose not to cooperate with such acquisition.

Item 5. Interest in Securities of the Issuer.

        (a)  The Reporting Person beneficially owns 20,704,556 shares of the outstanding Common Stock of the Company. Of such shares, (i) 1,613,636 are held directly by the Reporting Person, and (ii) 19,090,920 represent shares of Common Stock into which the 318,182 shares of Series C Preferred held directly by the Reporting Person may be converted at any time pursuant to the terms of such Series C Preferred. The 20,704,556 shares constitute 15.5% of the outstanding Common Stock, based on a total of 133,945,848 shares of Common Stock outstanding as of January 31, 2002. Such 133,945,848 share amount was calculated based upon the 89,854,928 shares of Common Stock reported as outstanding on the Company's Form 10-QSB for the quarter ended November 30, 2001, plus the 25,000,000 shares of Common Stock issued in the Merger and the 19,090,920 shares of Common Stock into which the 318,182 shares of Series C Preferred held by the Reporting Person may be converted, but excludes the shares of Common Stock into which the Series C Preferred not beneficially owned by the Reporting Person is convertible.

        (b)  The Reporting Person has the sole power to vote or direct the vote of and to dispose or direct the disposition of 20,704,556 shares of Common Stock.

        (c)  Except with respect to the acquisition of the shares of the Company described above in Items 3 and 4 in connection with the Merger, the Reporting Person has not effected any transactions in the Common Stock during the past 60 days.

        (d)  Not applicable.

        (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

        Except as set forth below, the Reporting Person does not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Company, including, but not limited to, transfer or voting of any securities, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

        The Reporting Person is a party to that certain Stockholders' Agreement dated January 31, 2002 (the "Stockholders' Agreement") with the Company, Mohamed Hadid, The Jefferson Trust, The Paramount Trust, The Morgan Trust, Graye Capital, Ltd. ("Graye"), Fortune MultiMedia, Ltd. ("Fortune") and Homesite Capital, Ltd. ("Homesite"). The Stockholders' Agreement provides for the grant of proxies with respect to certain shares of Common Stock and Series C Preferred. The Reporting Person, however, is not the grantor or grantee of such proxies. The Reporting Person is a party to certain provisions in the Stockholders' Agreement relating to restrictions on the transfer of shares of Common Stock and Preferred Stock owned by Mohamed Hadid, Graye, Fortune and Homesite in certain circumstances.

Item 7. Material to Be Filed as Exhibits.

        Exhibit 1    The Stockholders' Agreement described in Item 6.

[Signature on next page]

SIGNATURE

        After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: September 24, 2002

/s/ RICHARD J. WALK Richard J. Walk

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  Item 1. Security and Issuer.
  Item 2. Identity and Background.
  Item 3. Source and Amount of Funds or Other Consideration.
  Item 4. Purpose of the Transaction.
  Item 5. Interest in Securities of the Issuer.
  Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
  Item 7. Material to Be Filed as Exhibits.
SIGNATURE